UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934
For the month of December 2005
Commission File Number 333-124825
FREESEAS INC.
(Translation of registrant’s name into English)
93 Akti Miaouli, Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
PRESS RELEASE

          On December 15, 2005, FreeSeas Inc. (“FreeSeas”) completed its merger with Trinity Partners Acquisition Company Inc. (OTCBB: TPQCA; TPQCB) (“Trinity”). Under the terms of the merger, FreeSeas was the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock has been converted into the right to receive an equal number of shares of FreeSeas’ common stock, and each Trinity Class W warrant and Class Z warrant has been converted into the right to receive an equal number of FreeSeas’ Class W warrants and Class Z warrants.
          FreeSeas’ common stock, Class W warrants and Class Z warrants began trading on the Nasdaq Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board. FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.
          FreeSeas is engaged in the transportation of dry bulk cargos through the ownership and operation of drybulk vessels. Currently, it has a fleet of three Handysize vessels.

          The following exhibit is filed with this Form 6-K:

Exhibit No.	Exhibit Description

99.1	Press release dated December 16, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

(Registrant)

Date: December 30, 2005	By:	/s/ Ion G. Varouxakis

	Name:	Ion G. Varouxakis
	Title:	Chief Executive Officer and Secretary